T E R Y L   R E S O U R C E S   C O R P.

N E W S R E L E A S E

AIRBORNE ELECTOMAGNETIC SURVEY COMPLETED
ON MISTY LAKE DIAMOND PROJECT, NWT

TERYL RESOURCES CORP.
(the “Company”)

CDNX: TRC.V

For Immediate Release: November 1, 2001 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) wishes to announce preliminary results of an aerial geophysical survey recently completed by operator BHP Billiton Diamonds Inc. a subsidiary of BHP Billiton have been presented to the Company.

BHP Billiton completed a 2800 line kilometre, high definition airborne electromagnetic survey over the majority of the company’s 330 square kilometre Misty Lake Property in September. Preliminary interpretation indicates the presence of a variety of scattered geophysical anomalies on the property. BHP Billiton technical staff will undertake further interpretation and evaluation of the data to determine if any of these anomalies represent potential kimberlite targets for drilling. BHP Billiton must drill test its selected targets within two years and if kimberlite is encountered by drilling BHP Billiton will earn a 35% interest in the property. BHP Billiton may increase its interest in the property to 51% if it completes a 200 tonne bulk test sample on any one kimberlite.

Teryl Resources Corp. has a 40% interest in the International Diamond Syndicate which owns a 16% interest in the Misty Lake Property.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T., of which one of the diamond properties have been joint ventured to BHP, and one joint venture silver prospect located in northern B.C. Canada. The Company also has an interest in several producing oil and gas wells located in Texas, USA.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
( (604) 278-5996	Fax (604) 278-3409